UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)

                              Alfacell Corporation
                                (Name of Issuer)

                            Common Stock and Options
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)

                                 Kuslima Shogen
                              Alfacell Corporation
                              225 Belleville Avenue
                              Bloomfield, NJ 01003
                                  (973)748-8082
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box. [__]


                                  (Page 1 of 5)

                                   SCHEDULE 13D

CUSIP NO.015404106                                             Page 2 of 5 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Kuslima Shogen
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER                       (a)  [_]
     OF A GROUP                                                  (b)  [_]



________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS

     Not Applicable
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT                            [X]
     TO ITEMS 2(d) OR 2(e)

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7.   SOLE VOTING POWER

                    2,376,343  (includes  1,127,723  shares  subject  to options
                    which  are  currently   exercisable  or  which  will  become
                    exercisable within 60 days of March 31, 2000).
NUMBER OF SHARES
BENEFICIALLY   _________________________________________________________________
OWNED          8.   SHARED VOTING POWER
BY EACH
REPORTING           0
PERSON WITH    _________________________________________________________________
               9.   SOLE DISPOSITIVE POWER

                    2,376,343  (includes  1,127,723  shares  subject  to options
                    which  are  currently   exercisable  or  which  will  become
                    exercisable within 60 days of March 31, 2000).
              _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON

     2,376,343 (includes 1,127,723 shares subject to options which are currently exercisable or which will become exercisable within 60 days of March 31,
     2000).
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT                           [_]
     IN ROW (11) EXCLUDES CERTAIN
     SHARES

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)

     12.2%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________

                                                               Page 3 of 5 pages

Item 1.  Security and Issuer

     The securities to which this Schedule 13D relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Alfacell Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 225 Belleville Avenue, Bloomfield, NJ 07003

Item 2.  Identity and Background

     (a) - (c) The person (the "Reporting Person") filing this statement is Kuslima Shogen, Chief Executive Officer and Chairman of the Board of the Issuer. The Reporting Person's mailing address is c/o Alfacell Corporation, 225 Belleville Avenue, Bloomfield, NJ 07003.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person entered a consent decree with the Securities and Exchange Commission ("SEC") on March 4, 1998 pursuant to which she was fined $20,000 for alleged violations of Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended. In connection with the settlement, the Reporting Person neither admitted nor denied the allegations of the SEC and agreed not to violate Sections 13 and 16(a) in the future.

     (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Not Applicable

Item 4.  Purpose of the Transaction

     The Reporting Person previously acquired options to purchase Common Stock. In October 1999, an additional 23,000 options became exercisable. As of March 31, 2000, 327,242 of the then currently exercisable options expired resulting in a decrease to the Reporting Person's beneficial ownership.

Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 2,376,343 shares of Common Stock, consisting of 1,248,620 shares of Common Stock currently outstanding and 1,127,723 shares underlying options to purchase Common Stock held by the Reporting Person. Such shares constitute 12.2% of the Common Stock outstanding assuming all of the options are exercised.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock.

     (c) None.

                                                               Page 4 of 5 pages

     (d) The Reporting Person has pledged a total of 1,023,000 of the outstanding shares of Common Stock to First Union National Bank (the "Bank") to secure a personal loan. Upon the sale of the shares of Common Stock held by the Reporting Person, the Bank has the right to apply such proceeds thereof to such loan.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.  Material to be Filed as Exhibits

     Not Applicable

                                                               Page 5 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 6, 2000

                                                     By: /s/ KUSLIMA SHOGEN
                                                         -----------------------
                                                         Kuslima Shogen
                                                         Chief Executive Officer